UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEOK, INC. PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

ONEOK, INC.
PROFIT SHARING PLAN

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and exhibits are filed for the ONEOK, Inc. Profit Sharing Plan:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ONEOK, Inc. Audit Committee
ONEOK, Inc. Benefit Plan Administration Committee
ONEOK, Inc. Profit Sharing Plan
Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the ONEOK, Inc. Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Tulsa, Oklahoma
June 24, 2016

ONEOK, INC. PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
(In thousands)

	2015	2014

Plan interest in the Master Trust	$32,514	$33,587
Contribution receivable	3,568	3,889
Net assets available for benefits	$36,082	$37,476

See accompanying Notes to Financial Statements.

ONEOK, INC. PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015
(In thousands)

Investment income (loss):
Plan interest in the Master Trust net investment loss	$(4,225)

Contributions:
Employer	4,775
Rollovers	11
Total contributions	4,786

Deductions to net assets attributed to:
Benefits paid to participants	(1,955)

Net decrease in net assets available for benefits	(1,394)
Net assets available for benefits, beginning of period	37,476
Net assets available for benefits, end of period	$36,082

See accompanying Notes to Financial Statements.

ONEOK, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2015

(1)	Description of Plan

A brief description of the ONEOK, Inc. Profit Sharing Plan (the Plan) follows and is provided for general information only. Participants should refer to the entire plan document for complete information.

(a)	General

The Plan is administered by the ONEOK, Inc. Benefit Plan Administration Committee (the Plan Administrator) and is provided for the benefit of the employees of ONEOK, Inc. and its subsidiaries (ONEOK or the Company). The Plan is a defined contribution plan that covers:

•	employees hired on or after January 1, 2005; and

•	certain other employees who elected to terminate participation in the ONEOK, Inc. Retirement Plan.

On January 31, 2014, the Company completed the separation of its natural gas distribution business into a stand-alone, publicly traded company, ONE Gas, Inc. (ONE Gas). Upon completion of the separation, no bargaining unit employees remained at ONEOK.

In anticipation of the separation, the ONE Gas, Inc. Profit Sharing Plan was established effective as of January 1, 2014. On that date, all ONE Gas employees and former employees (including retirees) who were participants in the Plan automatically became participants in the ONE Gas, Inc. Profit Sharing Plan and were removed from participation in the Plan.  When the separation of ONE Gas from the Company was completed on January 31, 2014, ONE Gas ceased to be part of the Company controlled group. Plan assets attributable to ONE Gas employees and former employees (including retirees) were transferred to the ONE Gas, Inc. Profit Sharing Plan in accordance with Section 414(l) of the Internal Revenue Code.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Participation and Contributions

An eligible employee can begin participation in the Plan on his or her date of hire. Eligible employees are automatically enrolled in the Plan. There is no minimum service or age requirement.

The Company may, and generally expects to, make a contribution to the Plan each calendar quarter that will result in an allocation to each participant’s Plan account equal to 1 percent of the participant’s eligible compensation for that quarter. A participant must be actively employed on the last day of the calendar quarter or have terminated due to retirement, disability or death during the quarter to qualify for the contribution. The Company may also make an additional discretionary contribution to the Plan at year-end. Participants must be actively employed on the last day of the Plan year to receive an annual discretionary contribution. The Plan does not provide for any contributions to be made by participants, except for rollovers from other qualified plans.

There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. The Plan is a defined contribution plan subject to the combined annual contribution limit. For 2015, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s base earnings or $53,000, pursuant to Internal Revenue Code (the Code) section 415(c)(1)(A). These limits are indexed and may be adjusted periodically by the Internal Revenue Service (IRS).

Participants who have ONEOK common stock as an investment option may be eligible to receive cash payments for dividends paid on that stock. ONEOK common stock dividends are credited to each participant’s Plan account and are distributed or reinvested according to each participant’s election. The election choices for dividends paid on ONEOK common stock are:

1.	If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, receive all of the dividend in cash;

2.	If the quarterly dividend is $100 or more, receive all of the dividend in cash;

3.	If the quarterly dividend is $200 or more, receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONEOK common stock in participant’s Plan account; or

4.	Have 100 percent of the dividends reinvested in ONEOK common stock in participant’s Plan account. This is the default election.

Dividends reinvested are considered pre-tax contributions but are not subject to Plan limits or limits under applicable rules of the IRS. Dividends received in cash constitute additional income for federal income tax purposes and are included in each participant’s gross taxable income in the year received.

(c)	Participant Accounts

Participants have the right to direct the investment of their account balances. If no investment option is elected by a participant, the funds in the participant’s account will be invested in the Schwab Managed Retirement Trust Fund maturing closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1 percent, and whole increments of 1 percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with the Fidelity Management Trust Company (Plan Trustee) on a daily basis except during scheduled suspension periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for each share of ONEOK common stock purchased is 2.9 cents.

ONEOK dividends are subject to board approval and are generally declared on ONEOK common stock after the end of each calendar quarter. A record date for determining the shareholders entitled to receive a quarterly dividend is set by the ONEOK Board of Directors.

Certain mutual fund companies have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Regularly scheduled sales to fund distributions to Plan participants are not subject to the restrictions.

If a participant is an officer or an employee in certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account that involves ONEOK common stock prior to execution of the transaction. For these employees, there are specific trading periods during which the participant may buy or sell ONEOK common stock during the year. Generally, these periods begin three days after the public release of quarterly or annual financial results for ONEOK and continue until the first day of the following calendar quarter.

(d)	Vesting

Company contributions to a participant account and income and earnings, if any, attributable to the participant account are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the value of the investments).

(e)	Distributions and Withdrawals

In general, the Plan provides that no Company contributions or earnings may be withdrawn by or distributed to a Plan participant during active employment, except for dividends on ONEOK common stock described in Note (1)(b). The Plan does not provide for hardship distributions or Plan participant loans during active employment.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company for any reason and the participant’s total account balance does not exceed $5,000;

2.	the participant dies;

3.	the Plan is terminated; or

4.
the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA) or receive a single lump-sum payment from the Plan as soon as administratively possible after leaving the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70½, at which time a distribution of the full account is required. If the participant’s account balance does not exceed $5,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is less than $1,000, a lump-sum cash payment will be made. If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10 percent excise tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½ or separates from the Company after attainment of age 55.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of their Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Quoted market prices, if available, are used to value the Plan’s investments and investments included in the ONEOK, Inc. Master Trust for Defined Contribution Plans (the Master Trust). Mutual funds that are not exchange traded are valued at the net asset value of shares held at year-end. The units of the Schwab Managed Retirement Trust Funds are held in common/collective trusts and valued at fair value using the net asset value as determined by the issuer based on the current fair values of the underlying assets of the funds.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(c)	Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, excluding costs paid by the participant which include brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account, are paid by the Company or the Plan as provided by the plan document. For the year ended December 31, 2015, the Company paid all costs and expenses for administering the Plan, excluding costs and expenses paid (directly or indirectly) by Plan participants, and the Company has not sought reimbursement from the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code. The Plan received a favorable determination letter from the IRS dated September 25, 2013, stating that the Plan document is in compliance with the applicable requirements of the Code. The letter expires on January 31, 2018.

The Plan is amended from time to time to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the Plan sponsor. The Plan Administrator believes that the Plan and Master Trust remain in documentary compliance with the tax qualification requirement of the Code.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)	Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include the Plan’s own internal data.

As of December 31, 2015 and 2014, the Plan held no investments outside the Master Trust. See Note 3 for discussion of recurring fair value measurements of the Master Trust. There were no changes in valuation methods for the year ended December 31, 2015.

(h)	Individual Investments Greater Than 5 percent of Net Assets Available for Benefits

The Plan’s interest in the Master Trust is the only investment held by the Plan, and the balance was greater than 5 percent of net assets available for benefits at December 31, 2015 and 2014.

(i)	Recently Issued Accounting Standards Update

In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965),” which is divided into three parts.  Part I: Fully Benefit-Responsive Investment Contracts simplifies the disclosures relating to fully benefit-responsive investment contracts and allows for the contracts to be measured, presented and disclosed only at contract value.  Part II: Plan Investment Disclosures eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits, the net appreciation or depreciation for investments by general type and investments by classifications beyond the general type.  Part III: Measurement Date Practical Expedient is not applicable.  This guidance is effective for fiscal years beginning after December 15, 2015.  Early adoption is permitted.  The Company will adopt this guidance for the 2016 plan year and is evaluating the impact of the adoption on the Plan.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. As of December 31, 2015 and 2014, the investments in common/collective trusts are the only Plan assets for which fair value is measured using the net asset value per share. This guidance is effective for fiscal years beginning after December 15, 2015, and must be retrospectively applied. The Company will adopt this guidance for the 2016 plan year and is evaluating the impact of the adoption on the Plan.

(3)	Master Trust

The Plan's investments are held in the Master Trust account. Use of the Master Trust permits the commingling of the trust assets of the Plan and the ONEOK, Inc. 401(k) Plan for investment and administrative purposes. Although assets are commingled in the Master Trust, the Plan Trustee maintains separate accounting for the purpose of allocating the equitable share of all investments, receipts, disbursements and other transactions to the participating plans, and reports the value of such equitable share in the participant accounts of each plan. The Plan’s interest in the Master Trust in the Statements of Net Assets Available for Benefits represents approximately 10 percent of the Master Trust at December 31, 2015, and 9 percent of the Master Trust at December 31, 2014.

The following table summarizes the Master Trust assets at December 31, 2015 and 2014:

	2015	2014
	(In thousands)
Investments, at fair value:
Money market fund	$13,221	$15,444
Mutual funds	157,818	166,018
Common/collective trusts	65,172	52,219
Common stock of ONEOK, Inc.	70,104	123,855
Common stock of ONE Gas, Inc.	24,442	21,664
Common stock of Westar Energy, Inc.	74	81
Total investments, at fair value	$330,831	$379,281

The following table summarizes the investment income (loss) in the Master Trust for the year ended December 31, 2015, in thousands:

Net appreciation (depreciation) in fair value of investments:
Mutual funds:
Equity growth funds	$(2,765)
Equity value funds	(2,580)
Equity blended funds	(263)
International equity funds	(2,482)
Asset allocation funds	(1,406)
Bond funds	(1,007)
Common/collective trusts	(443)
Common stock of ONEOK, Inc.	(65,869)
Common stock of ONE Gas, Inc.	4,507
Common stock of Westar Energy, Inc.	2
Total net appreciation (depreciation) in fair value of investments	(72,306)
Dividends and interest	15,897
Net investment loss	$(56,409)

The following table presents investments that exceeded 5 percent of net assets held by the Master Trust as of December 31, 2015 and 2014:

	2015	2014
	(In thousands)

ONEOK, Inc. common stock (*)	$70,104	$123,835
Vanguard Prime Cap	$33,173	$34,138
Vanguard Institutional Index Fund	$24,473	$24,478
ONE Gas, Inc. common stock	$24,442	$21,664
JPMorgan Small Cap Equity Select Fund	$23,153	$25,175
Fidelity Balance K (*)	$19,552	$21,466
PIMCO Total Return Fund	$17,716	$18,511
* Indicates party-in-interest to the Plan

The following tables set forth the Master Trust recurring fair value measurements for each level within the fair value hierarchy at the periods indicated:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$13,221	$—	$—	$13,221
Mutual funds:
Equity growth funds	64,635	—	—	64,635
Equity value funds	14,992	—	—	14,992
Equity blended funds	24,473	—	—	24,473
International equity funds	15,960	—	—	15,960
Asset allocation funds	19,552	—	—	19,552
Bond funds	18,206	—	—	18,206
Common/collective trusts	—	65,172	—	65,172
Common stock of ONEOK, Inc.	70,104	—	—	70,104
Common stock of ONE Gas, Inc.	24,442	—	—	24,442
Common stock of Westar Energy, Inc.	74	—	—	74
Total investments	$265,659	$65,172	$—	$330,831
`

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$15,444	$—	$—	$15,444
Mutual funds:
Equity growth funds	66,907	—	—	66,907
Equity value funds	16,675	—	—	16,675
Equity blended funds	24,478	—	—	24,478
International equity funds	17,981	—	—	17,981
Asset allocation funds	21,466	—	—	21,466
Bond funds	18,511	—	—	18,511
Common/collective trusts	—	52,219	—	52,219
Common stock of ONEOK, Inc.	123,855	—	—	123,855
Common stock of ONE Gas, Inc.	21,664	—	—	21,664
Common stock of Westar Energy, Inc.	81	—	—	81
Total investments	$327,062	$52,219	$—	$379,281
The common stock of Westar Energy, Inc. and ONE Gas, Inc. investment options within the Master Trust are frozen, and no new participant or Company matching contributions may be invested in these investment options. At December 31, 2015 and 2014, there were no Level 3 assets.

(4)	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons. Transactions in the Master Trust are managed by the Plan Trustee and Fidelity Investments Institutional Operations Company (Fidelity Investments), the Plan’s record keeper, and therefore transactions with the Plan Trustee and Fidelity Investments qualify as party-in-interest transactions. Additionally, certain investments held within the Master Trust are in ONEOK, Inc. common stock and the Fidelity Balance K fund, and therefore these transactions qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the ONEOK, Inc. Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEOK, Inc. Profit Sharing Plan

ONEOK, Inc.

Date: June 24, 2016	By:	/s/ Derek S. Reiners
Derek S. Reiners Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm